UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Creative Realities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97652A 302

(CUSIP number)

Brian Friedman

c\o Pegasus Capital Advisors, L.P.

750 East Main Street

Suite 600

Stamford, CT 06902

(203) 869-4400

(Name, address and telephone number of person authorized to receive notices and communications)

June 20, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Funding, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 952,365
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 952,365

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 952,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.31%(1)
14.	TYPE OF REPORTING PERSON* OO

(1)

Based on 21,799,126 shares of Common Stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of Common Stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (“the Warrants”).

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Slipstream Communications, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCOM GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Business Services Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Investors IV GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pegasus Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

CUSIP No. 97652A 302

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig Cogut
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 11,266,311(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 11,266,311(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,266,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.13%(2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 6,989,858 shares of common stock issuable upon exercise of an equivalent number of warrants directly held by Slipstream Communications, LLC (the “Warrants”).
(2)

Based on 21,799,126 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Form 10-Q filed with the SEC on November 14, 2022, plus 6,989,858 shares of common stock underlying the Warrants.

Amendment No. 2 to Schedule 13D

ITEM 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014, as amended by Amendment No. 1 filed with the SEC on September 22, 2014 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share of Creative Realities, Inc. (“Common Stock”), formerly, Wireless Ronin Technologies, Inc (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically amended herein, the Schedule 13D shall otherwise remain in effect.

ITEM 2: Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons are:

1. Slipstream Funding, LLC

2. Slipstream Communications, LLC

3. BCOM Holdings, LP

4. BCOM GP LLC

5. Business Services Holdings, LLC

6. Pegasus Investors IV, L.P.

7. Pegasus Investors IV GP, L.L.C.

8. Pegasus Capital, LLC

9. Craig Cogut

(b) The business address of each of Slipstream Funding, LLC, Slipstream Communications, LLC, BCOM Holdings, LP, BCOM GP LLC, Business Services Holdings, LLC, Pegasus Investors IV, L.P., Pegasus Investors IV GP, L.L.C., Pegasus Capital, LLC and Craig Cogut is:

c/o Pegasus Capital Advisors, L.P.

750 East Main Street, Suite 600

Stamford, CT 06902

(c) Each of the Reporting Persons is engaged in the business of investment.

(d) The Reporting persons (and the persons listed in Appendix A) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons (and the persons listed in Appendix A) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1. Slipstream Funding, LLC – Delaware

2. Slipstream Communications, LLC – Anguilla

3. BCOM Holdings, LP – Delware

4. BCOM GP LLC – Delaware

5. Business Services Holdings, LLC – Delaware

6. Pegasus Investors IV, L.P. – Delaware

7. Pegasus Investors IV GP, L.L.C. – Delaware

8. Pegasus Capital, LLC – Connecticut

9. Craig Cogut – United States

Slipstream Communications, LLC (“Slipstream Communications”) is the sole member of Slipstream Funding, LLC (“Slipstream Funding”). BCOM Holdings, LP (“BCOM Holdings”) is the managing member of Slipstream Communictions. BCOM GP LLC (“BCOM GP”) is the general partner of BCOM Holdings. Business Services Holdings, LLC (“Business Services Holdings”) is the sole member of BCOM GP. Pegasus Investors IV, L.P. (“Pegasus Investors”) directly and indirectly holds 100% of the interests in Business Services Holdings. Pegasus Investors IV GP, L.L.C. (“Pegasus Investors GP”) is the general partner of Pegasus Investors. Pegasus Investors GP is wholly owned by Pegasus Capital, LLC (“Pegasus Capital”). Pegasus Capital may be deemed to be directly or indirectly controlled by Craig Cogut.

Each of BCOM Holdings, BCOM GP, Business Services Holdings, Pegasus Investors, Pegasus Investors GP, Pegasus Capital and Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of BCOM Holdings, BCOM GP, Business Services Holdings, Pegasus Investors, Pegasus Investors GP, Pegasus Capital or Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

ITEM 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

ITEM 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to incorporate the following at the end thereof:

On February 17, 2022, the Reporting Persons entered into the following debt arrangements with the Company in order to provide financing for the Company’s acquisition of Reflects Systems, Inc.:

The Second Amended and Restated Loan and Security Agreement: On February 17, 2022, the Company and its subsidiaries (the “Borrowers” and together with Slipstream Communications, LLC (“Slipstream Communications”), the “Parties”) refinanced their existing debt facilities with Slipstream pursuant to the Second Amended and Restated Loan and Security Agreement (the “Credit Agreement”). Pursuant to the Credit Agreement, the Reporting Persons engaged in the following transactions with the Company:

•

Acquisition Term Loan: Slipstream Communications loaned the Company $10,000,000 in exchange for (i) interest-only payments prior to the February 17, 2025 maturity date upon which the full outstanding principal shall be repaid and (ii) the issuance to Slipstream of 2,500,000 warrants to acquire shares of Common Stock.

•

Consolidation Term Loan: The Borrowers’ existing outstanding loan obligations to Slipstream Communications were consolidated into a single Term Loan of $7,185,319.06 at 10% interest (the “Consolidation Term Loan”). The Consolidation Term Loan requires (i) payments by the Borrowers of monthly interest-only payments during its 36-month term, plus, during the final 18 months of such term, an additional amount to fully amortize the loan in equal installments by such maturity date plus (ii) warrants to acquire 2,694,495 shares of Common Stock (together with the 2,500,000 Warrants acquired in connection with the Acquisition Term Loan, “the Warrants”).

•

2022 Term Loan: On October 31, 2022, the Parties amended the Credit Agreement (the “First Amendment”) to provide the Borrowers with a $2,000,000 term loan at an annual interest rate of 12.5% and a maturity date of September 1, 2023. Commencing February 1, 2023, the Borrowers are required to make monthly principal and interest payments of approximately $270,000 which will fully amortize the loan by the maturity date.

The foregoing descriptions of the Second Amended and Restated Loan and Security Agreement, the Consolidation Term Loan and the First Amendment thereto are each qualified in its entirety by reference to the full text of such agreement, a copy of which is included as an exhibit hereto and incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Company with the right to representation on the board of directors of the Company (the “Board”), the Reporting Persons intend to take an active role in working with the Company’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons will review, on an ongoing and continuing basis, their investment in the Company. Depending on the factors discussed below and subject to applicable law, the Reporting Persons may from time to time: (i) acquire additional or all securities of the Company; (ii) exercise their Warrants in exchange for shares of Common Stock; (iii) sell or otherwise dispose of some or all of their securities of the Company, (iv) engage in any hedging or similar transactions with respect to the Common Stock or other securities of the Company; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons and/or their respective portfolio companies; (v) cause or seek to cause the Company or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons and/or their respective portfolio companies; and (vi) enter into strategic or other transactions involving the Company, its assets or securities or its subsidiaries or their assets and the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Company. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As of the date hereof, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

ITEM 5. Interest in Securities of the Issuer.

Item 5 (a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this statement and are incorporated herein by reference. Such percentages and the percentages below are calculated based on 21,799,126 shares of Common Stock outstanding as of November 14, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Company on November 14, 2022) plus 6,989,858 shares of Common Stock issuable upon exercise of the Warrants (the “Calculation Method”).

Slipstream Funding LLC (“Slipstream Funding”) directly holds 952,365 shares of Common Stock which represents 3.31% of the outstanding Common Stock.

Slipstream Communications directly holds 3,324,088 shares of Common Stock, and 6,989,858 Warrants to acquire shares of Common Stock and, in addition, has indirect beneficial ownership of the 952,365 shares directly held by Slipstream Funding as its sole member, that constitutes an aggregate beneficial ownership of 11,266,311 shares of Common Stock which represents 39.13% of the outstanding Common Stock.

BCOM Holdings, LP (“BCOM Holdings”) is the managing member of Slipstream Communications. BCOM GP LLC (“BCOM GP”) is the general partner of BCOM Holdings. Business Services Holdings, LLC (“Business Services Holdings”) is the sole member of BCOM GP. Pegasus Investors IV, L.P. (“Pegasus Investors”) directly and indirectly holds 100% of the interests in Business Services Holdings. Pegasus Investors IV GP, L.L.C. (“Pegasus Investors GP”) is the general partner of Pegasus Investors. Pegasus Investors GP is wholly owned by Pegasus Capital, LLC (“Pegasus Capital”). Pegasus Capital may be deemed to be directly or indirectly controlled by Craig Cogut. As a result, each of the foregoing persons may be deemed to share voting and dispositive power, and therefore beneficially ownership of, of 11,266,311 shares of Common Stock, which represents 39.13% of the outstanding Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that any of BCOM Holdings, BCOM GP, Business Services Holdings, Pegasus Investors, Pegasus Investors GP, Pegasus Capital or Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

ITEM 6    Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4.

ITEM 7 Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following exhibits at the end thereof:

Exhibit Number	Description of Exhibits

10.3	Second Amended and Restated Loan and Security Agreement, dated as of February 17, 2022, by and among Creative Realities, Inc, Creative Realities Canada, Inc., Allure Global Solutions, Inc., and Reflect Systems, Inc. and Slipstream Communications, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 18, 2022).

10.4	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of October 31, 2022, by and among Creative Realities, Inc, Creative Realities Canada, Inc., Allure Global Solutions, Inc., and Reflect Systems, Inc. and Slipstream Communications, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2022

SLIPSTREAM FUNDING, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

SLIPSTREAM COMMUNICATIONS, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

BCOM HOLDINGS, LP

By:	BCOM GP LLC,
its general partner

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

BCOM GP LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

BUSINESS SERVICES HOLDINGS, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: Managing Member

/s/ Craig Cogut
CRAIG COGUT